15045436

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 68679

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Augeo Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10940 Wilshire Blvd., 16th Floor
(No. and Street)

Los Angeles (City) California (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lars Ekstrom 310-500-8861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2015
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lars Ekstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Augeo Advisors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUGEO ADVISORS, LLC

Table of Contents

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles s.s.

Subscribed and sworn to (or affirmed) before me on this 11th day of February, 2015, by Lars Paul Ekstrom and

______________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]

A. RAMOS
Commission No. 2008670
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires FEBRUARY 24, 2017
NCC1

OPTIONAL INFORMATION

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ____________

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
◯ form(s) of identification ◯ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ____________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Augeo Advisors, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Augeo Advisors, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Augeo Advisors, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Augeo Advisors, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Augeo Advisors, LLC's financial statements. The supplemental information is the responsibility of Augeo Advisors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2015

AUGEO ADVISORS, LLC

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	290,789
Accounts receivable		16,667
Furniture and equipment, net of accumulated depreciation of $15,130		4,336
Other assets		2,855
Total assets		314,647

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable	$	3,625
Total liabilities		3,625

MEMBERS' EQUITY:

Members' equity		311,022
Total members' equity		311,022
Total liabilities and members' equity	$	314,647

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Statement of Income
For the year ended December 31, 2014

REVENUES:	
Engagement Fees	$ 553,048
EXPENSES:	
Consulting	3,912
Depreciation	3,667
Insurance	41,091
Legal and professional fees	4,500
Meals and entertainment	4,404
Office rent and parking	23,344
Regulatory expense	3,345
Telephone and communications	6,991
Travel	11,589
Other general and administrative expenses	22,590
Total expenses	125,433
INCOME BEFORE INCOME TAXES	427,615
INCOME TAX PROVISION	
Income tax expense	(800)
NET INCOME	$ 426,815

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2014

	Additional Paid in Capital	Retained Deficit	Total Members' Equity
Beginning balance December 31, 2013	$ 719,133	$ (583,226)	$ 135,907
Net income		426,815	426,815
Capital withdrawal	(251,700)		(251,700)
Ending balance December 31, 2014	$ 467,433	$ (156,411)	$ 311,022

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 426,815
Adjustments to reconcile net ioncome to net cash provided by operating activities:	
Depreciation	3,667
(Increase) decrease in:	
Other assets	4,017
Increase (decrease) in:	
Accounts payable	1,335
Total adjustments	9,019
Net cash provided by operating activities	435,834
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(251,700)
Net cash used in financing activities	(251,700)
Increase in cash	184,134
Cash-beginning of period	106,655
Cash-end of period	$ 290,789
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC
Notes to Financial Statements
For the year ended December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Augeo Advisors, LLC, (the "Company"), was formed in June, 2010, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company adopted SFAS No. 130, "Reporting Comprehensive Income, " which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2014.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's investments in marketable equity and debt securities are classified as "available for sale." Available for sale securities are recorded at fair value in investments, at estimated fair value on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. Marketable securities are valued at market value. Securities not readily marketable are estimated by management, to approximate fair value, based on the financial information provided by independent fund managers. If pertinent information regarding not readily marketable securities is unavailable, management values these securities at cost. As of and during the entire year ended December 31, 2014, the Company held no investments in marketable equity and debt securities.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Management has reviewed subsequent events through January 15, 2015.

The Company is subject to audit by the taxing agencies for years ending December 31, 2011, 2012 and 2013.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 12,321
Furniture	7,145
	19,466
Less accumulated depreciation	(15,130)
Fixed assets, net	$ 4,336

For the year ended December 31, 2014, depreciation expense was $3,667.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2014, the Company was only subject to the minimum limited liability company income tax of $800.

Note 4: COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, the Company has a month-to-month operating lease covering its office. Minimum future rental commitments under the lease are:

Year Ending	Amount
December 31, 2015	$1,000

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014 the Company had net capital of $272,164, which was $267,164 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $3,625 to net capital was 0.01 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

AUGEO ADVISORS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14	Audit 12/31/14	Change
Members' equity, December 31, 2014	$ 311,022	$ 311,022	$ -
Subtract - Non allowable assets:			
Accounts receivable	16,667	16,667	-
Fixed assets	4,336	4,336	-
Other assets	2,855	2,855	-
Other deductions	15,000	15,000	
Tentative net capital	272,164	272,164	-
Haircuts	0	0	-
NET CAPITAL	272,164	272,164	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 267,164	$ 267,164	-
Aggregate indebtedness	3,625	3,625	-
Ratio of aggregate indebtedness to net capital	0.01	0.01	.

There were no reported differences between the audit and Focus at December 31, 2014.

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*********1187*******************ALL FOR AADC 900
068679 FINRA DEC
AUGEO ADVISORS LLC
10801 NATIONAL BLVD STE 500
LOS ANGELES CA 90064-4152

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ED Villeneuve 310-279-6322

2. A. General Assessment (item 2e from page 2)		$ 1,382.62
B. Less payment made with SIPC-6 filed (exclude interest) 7/14/2014 Date Paid		(945.12)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		437.50
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 437.50
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 437.50	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Augeo Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of January, 2015.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 553,048
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ 533,048
2e. General Assessment @ .0025	$ 1,382.62 (to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Augeo Advisors, LLC
Los Angeles, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Augeo Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Augeo Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC- Augeo Advisors, LLC's management is responsible for Augeo Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2015

Assertions Regarding Exemption Provisions

We, as members of management of **Augeo Advisors, LLC** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2014 through December 31, 2014.

AUGEO ADVISORS, LLC

By:

Lars Ekstrom, Managing Director

1-15-2015

Date

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Augeo Advisors, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Augeo Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Augeo Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Augeo Advisors, LLC, stated that Augeo Advisors, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Augeo Advisors, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Augeo Advisors, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2015